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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 _____ AND ENDING 12/31/2019 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bolton Securities Corporation**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

579 Main St.   SEC

Mail Processing   (No. and Street)

Bolton   Section   **MA**   **01740**

(City)   FEB 28 2020   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Washington DC
Eugene Hayes   978-779-5361
416

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane 214A   Frankfort   **IL**   **60423**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Eugene Hayes _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Bolton Securities Corporation
_____ , as
of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
CFO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✔] (a) Facing Page.
- [✔] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✔] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOLTON SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bolton Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bolton Securities Corporation (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bolton Securities Corporation as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Bolton Securities Corporation's auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 18, 2020

BOLTON SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 1,018,453
Receivables – other	3,203
Receivables – related party	6,532
Prepaid expenses	20,200
TOTAL ASSETS	**$ 1,048,388**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 24,660
Accounts payable – related party	227,266
Commissions payable	8,804
Total Liabilities	$ 260,730

STOCKHOLDER'S EQUITY

Common stock, $.01 par value; authorized 3,000 shares; issued and outstanding 100 shares	$ 1
Additional paid in capital	28,920
Retained earnings	758,737
Total Stockholder's Equity	$ 787,658
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,048,388

The accompanying notes are an integral part of this financial statement.

BOLTON SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2019

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Bolton Securities Corporation (the "Company") is located in Bolton, Massachusetts. The Company is a dually registered broker-dealer and investment advisor conducting business on a fully disclosed basis over a network of independent advisors. The Company, through its independent financial advisors, offers investment advice to its investment clients. The Company is registered with the Securities and Exchange Commission (SEC) and is an introducing broker subject to the rules of the Commodity Futures Trading Commission (CFTC), and is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), and the Securities Investors Protection Corporation (SIPC).

Basis of Presentation – The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (GAAP).

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized in accordance with the accounting guidance when persuasive evidence of an arrangement exists, the performance obligation has been met, the fee is fixed or determinable, and collection is reasonably assured.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

BOLTON SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2019

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Fee-based revenues - Fee-based revenues primarily consist of portfolio service fees that are derived from accounts that charge an annual fee based on net asset value (generally billed quarterly in advance based on prior quarter asset values and recognized over the quarterly period).

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at December 31, 2019.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at two financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. At December 31, 2019, the Company did not have any lease obligations, as any potential leased assets are covered through a management fee agreement (See Note 3).

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BOLTON SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2019

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2019, the Company's net capital and required net capital were $738,259 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was 35%.

NOTE 3 - RELATED PARTIES

The Company pays monthly management fees to Bolton Capital Group, Inc. (BCG), a related entity through common ownership, under a management contract. The fees provide compensation for supervisory responsibilities, and for any operational and overhead expenses incurred in connection with the Company's broker/dealer business. During 2019, supervisory and overhead costs incurred under this arrangement totaled $1,949,151, of which $227,266 was payable at December 31, 2019.

The Company records fee-based revenue and the related commission expense via a book entry with Bolton Global Capital, Inc. (BGC), a related broker-dealer indirectly owned by the sole stockholder of the Company. At December 31, 2019, the Company recorded $18,371,985 of fee-based revenue and $16,482,804 of commission expense from BGC. As of December 31, 2019, the Company was owed $6,532 from BGC.

The Company incurred $87,586 in commission expenses during the year ended December 31, 2019, to a related party. This related party is the indirect owner of the sole stockholder of the Company. No amounts were owed at December 31, 2019.

BOLTON SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2019

NOTE 4 - INCOME TAXES

The Company is taxed as a C Corporation status for income tax purposes. The current income tax expense is included in the Statement of Operations. The Company has no deferred tax assets or liabilities as of December 31, 2019.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2016.

NOTE 5 – BUSINESS CONCENTRATIONS

The Company had approximately 60 registered investment advisor affiliations during 2019. One of those advisors was responsible for approximately 11% of the Company's revenue volume during the year ending December 31, 2019.

NOTE 6 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS

In order to facilitate securities transactions, the Company has an agreement with a broker/dealer (Clearing Broker/dealer). When effective, the Company will forward (introduce) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions would be performed by the Clearing Broker/dealer. The customers' accounts would be maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

NOTE 7 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Operations. No further disaggregation is warranted at December 31, 2019.